EMI

RECEIVED
2007 JAN -3 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07020152

19th December, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 15th December 2006, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 19th December 2006, confirming that The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th December 2006, held 33,503,778 shares, being 4.19% of the shares in issue; and,

(b) an announcement dated 19th December 2006, advising that Martin Bandier, a Person Discharging Managerial Responsibility (PDMR), sold 90,000 EMI Group plc Ordinary Shares of 14p each at a price of 264.9997p per share on 19th December 2006.

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/115

Regulatory News Service

19th December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated 19th December 2006 but received by fax after the close of business on 18th December 2006, that, as at 15th December 2006, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 33,503,778 shares, being 4.19% of the shares in issue. We were further notified that, of these shares:

(a) 4,744,522 arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of The Goldman Sachs Group, Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Ltd; and,

(b) 28,759,256 arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of The Goldman Sachs Group, Inc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/116

Regulatory News Service

19th December, 2006.

EMI GROUP PLC

Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, we advise that Martin Bandier, a Person Discharging Managerial Responsibility (PDMR), sold 90,000 EMI Group plc Ordinary Shares of 14p each at a price of 264.9997p per share on 19th December 2006.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231